NO ACT

PE
1-18-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11005726

February 10, 2011

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-10-2011

Re: McDonald's Corporation
Incoming letter dated January 18, 2011

Dear Ms. Horne:

This is in response to your letter dated January 18, 2011 concerning the shareholder proposal submitted to McDonald's by Janet McAlpin, Kelly Stapleton Powers, and Kathryn R. Powers. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Janet McAlpin

FISMA & OMB Memorandum M-07-16

Kelly Stapleton Powers and Kathryn R. Powers

FISMA & OMB Memorandum M-07-16

February 10, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 18, 2011

The proposal requests that the board issue a report assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in McDonald's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(i)(11)

January 18, 2011

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation – Shareholder Proposal Submitted by Janet McAlpin and Co-Filer

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2011 annual meeting of shareholders a shareholder proposal (the "McAlpin Proposal") submitted by Janet McAlpin, as lead filer, and Kelly Stapleton and Kathryn R. Powers, jointly as one co-filer (together, the "Co-Filers"). We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the McAlpin Proposal from its 2011 proxy materials in reliance on Rule 14a-8(i)(11), on the ground that the McAlpin Proposal is substantially duplicative of a proposal previously submitted to the Company by the Sisters of St. Francis of Philadelphia and its co-filers listed on the attached Exhibit 1 (together, the "Sisters").

A copy of the McAlpin Proposal and its supporting statement, together with related correspondence received from the Co-Filers, is attached as Exhibit 2. A copy of the proposal submitted by the Sisters (the "Sisters Proposal") and its supporting statement is attached as Exhibit 3.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Co-Filers.

The Company currently intends to file its 2011 preliminary proxy materials with the Commission on or about March 3, 2011 and to file definitive proxy materials on or about April 8, 2011.

THE PROPOSALS

The Company received the Sisters Proposal on December 6, 2010. The Sisters Proposal requests that the Company's shareholders approve the following resolution:

> "**RESOLVED**: Shareholders ask the Board of Directors to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2011 annual meeting, assessing the company's policy responses to public concerns regarding linkages of fast food to childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations."

Subsequently, on December 8, 2010, the Company received the McAlpin Proposal. The McAlpin Proposal requests that the Company's shareholders approve the following resolution:

> "**RESOLVED:** Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2011 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations."

BASIS FOR EXCLUSION

Rule 14a-8(i)(11) – The McAlpin Proposal Substantially Duplicates the Sisters Proposal and May Be Excluded if the Company Includes the Sisters Proposal in its 2011 Proxy Materials

The Company intends to include the Sisters Proposal in its 2011 proxy materials. Because the Sisters Proposal was the first of the two proposals to be received, the Company intends to exclude the McAlpin Proposal in reliance on Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits a company to exclude a proposal if it substantially duplicates another proposal previously submitted by another proponent that will be included in the company's proxy materials. The Commission's stated purpose for this exclusion is to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals..." *Exchange Act Release No. 12999* (November 22, 1976).

The standard the staff has applied in determining whether a proposal is substantially duplicative of a previously submitted proposal is whether the two proposals have the same "principal thrust" or "principal focus" and not whether the proposals are worded identically. See, e.g., *Exxon Mobil Corp.* (March 19, 2010); *General Electric Co.* (December 30, 2009). The staff has indicated that, when two proposals are substantially duplicative of one another, the company must include in its proxy materials the proposal the company received first (assuming the proposal is not excludable for other reasons) and may exclude the second proposal. See *Great Lakes Chemical Corp.* (March 2, 1998); *Atlantic Richfield Co.* (January 11, 1982).

The McAlpin Proposal and the Sisters Proposal not only have the same principal thrust or focus, but their wording is nearly identical. The Sisters Proposal requests that shareholders "ask" the board to issue a report, assessing policy responses to "public concerns" surrounding linkages of fast food and children's health issues, including childhood obesity, while the McAlpin proposal would have shareholders "request" the same report that assesses policy responses to "growing evidence" of linkages between fast food and children's health issues, including childhood obesity. These minor, non-substantive differences in wording do not alter the fact that both proposals clearly have the same objective—the issuance of a report relating to the Company's policy responses to linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. This single, shared objective is made clear by the captions the proponents have given to their proposals. The caption for the Sisters Proposal reads "Risk Evaluation: Childhood Obesity," and the caption for the McAlpin Proposal reads "Evaluating Our Company's Policy Responses and Financial Risks Regarding the Childhood Obesity Issue."

Conclusion

Because the McAlpin Proposal is substantially duplicative of the Sisters Proposal and the Company received the Sisters Proposal first, it is our view that the Company may exclude the McAlpin Proposal from its 2011 proxy materials in reliance on Rule 14a-8(i)(11). We request the staff's concurrence in our view, or alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the McAlpin Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by email at denise_horne@us.mcd.com and by fax at (630) 623-3512.

Sincerely,



Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc:

Janet McAlpin
Kelly Stapleton
Kathryn R. Powers
Sanford Lewis
T.J. Faircloth
Alan L. Dye
Hogan Lovells

Enclosures

Exhibit 1

Sisters Co-Filers

1. **Benedictine Sisters of Mount St. Scholastica**
2. **Trinity Health**
3. **Academy of Our Lady of Lourdes**
4. **Benedictine Sisters of Mt. Angel**
5. **Sisters of St. Dominic, Congregation of the Most Holy Name**
6. **Benedictine Sisters of Boerne, Texas**
7. **Sisters of Charity of the Blessed Virgin Mary**
8. **Mercy Investment Services Inc.**
9. **Adrian Dominican Sisters**
10. **Sisters of Saint Dominic of Tacoma**
11. **Catholic Health East**
12. **Friends Fiduciary**
13. **Catholic Healthcare Partners**

Exhibit 2

Copy of the McAlpin Proposal and Correspondence



Vashon Print & Design, LLC
Fax Service

To: ATTN: GLORIA SANTONA, CORPORATE SECRETARY Date: 12-8-10
Comments: Mc DONALD'S CORPORATION
From: JANET U. McALPIN Senders Ph.#: *** FISMA & OMB Memorandum M-07-16 ***
Number of pages including cover sheet 5

** If there is a problem with this transmission, please notify Vashon Print & Design (206) 463-6100 immediately, as we are a fax service center only. The sender will leave our facility immediately upon completion. To fax to Vashon Print & Design, please include recipients name and their contact phone number.
Send faxes to (206) 463-6137.

Fax # 630-623-0497 page 1

Janet McAlpin

*** FISMA & OMB Memorandum M-07-16 ***

Gloria Santona, Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928

December 6, 2010

Dear Ms. Santona:

I have growing concerns regarding our company's contribution to the global epidemic of childhood obesity and the subsequent public health challenge of chronic diet-related diseases such as diabetes, several forms of cancer and cardiovascular disease. Currently, public awareness of the link between the marketing practices of the fast food industry, with our company being the industry leader, and childhood obesity is at an all time high. As you know, growing public concern over children's health, the global public health crisis regarding diet-related diseases and its impact on health care costs has spurred public health officials and policy-makers at all levels of government to call for urgent action.

I am aware that our company has taken voluntary steps to address these concerns, including offering higher-quality menu choices, providing better nutrition information for consumers and reducing some marketing targeted directly to children under 12. However, these efforts still draw intense criticism from public health officials and policy makers who continue to point to growing evidence that these efforts are insufficient and have not had a more positive impact on children's health and well-being. In fact, policy proposals at the international, federal, state and local levels will require our company to adjust its operations beyond current practices.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least 200 shares of McDonald's stock. I have held more than 200 shares continuously for the past year, which has exceeded $2,000 in value throughout the year, and will forward verification of my ownership. I will continue to hold all the shares through the next shareholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules.

In addition, please copy all correspondence related to this proposal to my legal counsel, Sanford Lewis, P.O. Box 231, Amherst, MA 01004-0231 and to T.J. Faircloth, Corporate Accountability International, 10 Milk Street, Suite 610, Boston, MA 02018. Thank you.

Sincerely,



Janet McAlpin, Lead Filer

Evaluating Our Company's Policy Responses and Financial Risks Regarding the Childhood Obesity Issue

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.
- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.
- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health. In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

Growing public concerns have spurred action by policymakers:

- In December 2009, Congress formed an Interagency Working Group on Food Marketing to Children that proposed nutrition standards to limit the marketing of unhealthy foods to children.
- In March 2010, Congress passed health care reform that included federal menu-labeling legislation requiring posting calories on fast food menu boards.
- In March 2010, New York City Council Speaker Christine Quinn announced her intent to utilize zoning to limit fast food restaurants in low-income neighborhoods.
- In May 2010, the World Health Organization adopted recommendations advising governments to enact policies to reduce the impacts of food marketing on children.
- In May 2010, the White House Task Force on Childhood Obesity issued a report urging the food industry to take more meaningful steps to reduce childhood obesity.
- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities, expenditures, self-regulation schemes and product nutrition.
- In November 2010, the San Francisco City Supervisors passed an ordinance that bans toys with children's meals that do not meet basic nutritional standards.
- The Los Angeles City Council voted to place a moratorium on new fast food restaurants in South LA.

The country's leading obesity research institution, the Yale Rudd Center on Food Policy and Obesity, recently released the most comprehensive study on fast food marketing and nutrition ever conducted. The study demonstrates the ineffectiveness of self-regulatory initiatives, and reports that 21 percent more preschoolers saw McDonald's ads in 2009 than in 2007. The study also ranks the nutrition quality of our company's food among the worst for children, and notes that our company's marketing disproportionately targets Hispanic and African American children.

Resolved:

Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2011 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.



December 6, 2010

Ms. Gloria Santona, Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928

Dear Ms. Santona

This is to inform you that, as of December 6, 2010, Janet U. McAlpin owns 1000 McDonald shares. Janet U. McAlpin has owned this number of shares continuously for the past year. At all times throughout this period, the value of these stock holdings has exceeded $2,000.00 in value.

Please be advised that the the noted above represents the shares held in the client's account on the stated dates and, as the Client may remove any or all shares from her account at any time, it should not be assumed that the aforesaid holdings will be accurate at any future date.

This information is being provided by HSBC for your use only and while HSBC believes the information to be correct HSBC will not be liable for any misstatement.

If you have any questions, please do not hesitate to call me at 212-525-6767.

Sincerely yours,

Ana Sande
Vice President

HSBC Bank USA, National Association
452 Fifth Avenue, 28th Floor, New York, NY 10018

1 Court Square
19th Floor
Long Island City, NY 1120[illegible]

Citi Trust

Stephen J. Korbel
Senior Vice President
Senior Trust Officer
Telephone (718) 248-3603
Fax (646) 827-0795
Email stephen.korbel@citi.com



December 6, 2010

Gloria Santona, Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook IL 60523-1928

Dear Ms. Santona:

As of December 6, 2010, Janet U. McAlpin owns 2,062 McDonald's shares. Janet U McAlpin has owned this number of shares continuously for the past year. At all times throughout this period, the value of these stock holdings has exceeded $2,000.00 in value

Very truly yours,

Kelly Stapleton Powers and Kathryn R. Powers

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
DEC 1 0 2010
LEGAL DEPT.

Gloria Santona, Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523-1928

December 9, 2010

Dear Ms. Santona:

I have growing concerns regarding our company's contribution to the global epidemic of childhood obesity and the subsequent public health challenge of chronic diet-related diseases such as diabetes, several forms of cancer and cardiovascular disease. Currently, public awareness of the link between the marketing practices of the fast food industry, with our company being the industry leader, and childhood obesity is at an all time high. As you know, growing public concern over children's health, the global public health crisis regarding diet-related diseases and its impact on health care costs has spurred public health officials and policy-makers at all levels of government to call for urgent action.

I am aware that our company has taken voluntary steps to address these concerns, including offering higher-quality menu choices, providing better nutrition information for consumers and reducing some marketing targeted directly to children under 12. However, these efforts still draw intense criticism from public health officials and policy makers who continue to point to growing evidence that these efforts are insufficient and have not had a more positive impact on children's health and well-being. In fact, policy proposals at the international, federal, state and local levels will require our company to adjust its operations beyond current practices.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. My daughters Frieda and Kathryn Ruby Powers are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least 200 shares of McDonald's stock. I am the legal custodian of these shares as well as the legal guardian of Frieda and Kathryn R. Powers. We have held more than 100 shares continuously for the past year, which has exceeded $2,000 in value throughout the year, and will forward verification of the stock ownership. I will continue to hold all the shares through the next shareholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules.

In addition, please copy all correspondence related to this proposal to my legal counsel, Sanford Lewis, P.O. Box 231, Amherst, MA 01004-0231 and to T.J. Faircloth, Corporate Accountability International, 10 Milk Street, Suite 610, Boston, MA 02018. Thank you.

Sincerely,



Kelly Stapleton Powers

enc: Shareholder Resolution
Printout of holdings in Frieda-Kathryn's brokerage accts
(2 pages)

Evaluating Our Company's Policy Responses and Financial Risks
Regarding the Childhood Obesity Issue

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.
- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.
- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health. In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

Growing public concerns have spurred action by policymakers:

- In December 2009, Congress formed an Interagency Working Group on Food Marketing to Children that proposed nutrition standards to limit the marketing of unhealthy foods to children.
- In March 2010, Congress passed health care reform that included federal menu-labeling legislation requiring posting calories on fast food menu boards.
- In March 2010, New York City Council Speaker Christine Quinn announced her intent to utilize zoning to limit fast food restaurants in low-income neighborhoods.
- In May 2010, the World Health Organization adopted recommendations advising governments to enact policies to reduce the impacts of food marketing on children.
- In May 2010, the White House Task Force on Childhood Obesity issued a report urging the food industry to take more meaningful steps to reduce childhood obesity.
- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities, expenditures, self-regulation schemes and product nutrition.
- In November 2010, the San Francisco City Supervisors passed an ordinance that bans toys with children's meals that do not meet basic nutritional standards.
- The Los Angeles City Council voted to place a moratorium on new fast food restaurants in South LA.

The country's leading obesity research institution, the Yale Rudd Center on Food Policy and Obesity, recently released the most comprehensive study on fast food marketing and nutrition ever conducted. The study demonstrates the ineffectiveness of self-regulatory initiatives, and reports that 21 percent more preschoolers saw McDonald's ads in 2009 than in 2007. The study also ranks the nutrition quality of our company's food among the worst for children, and notes that our company's marketing disproportionately targets Hispanic and African American children.

Resolved:

Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2011 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

Pages 13 through 14 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

12115 Visionary Way
Fishers, IN 46038

Charles SCHWAB

December 9, 2010

Kellv E Stapleton Powers

*** FISMA & OMB Memorandum M-07-16 ***

Re Schwab Account# *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Powers:

This letter is to verify that Mc Donald's Corp is held in the above Schwab One Custodial accounts. There have been 50 shares in both accounts and the value of the position has been over $2,000 since 12/10/2009. Thank you for your business with Charles Schwab & Co. Inc. and we appreciate the opportunity to serve you. Please contact us if there are any questions or concerns at 1-800-435-4000.

Sincerely,



Karen Grimes
Charles Schwab & Co., Inc.

Cc: file

The information contained herein is obtained from sources believed to be reliable, but its accuracy or completeness is not guaranteed. This letter is for informational purposes only. This information is not intended to replace the information found on your account statements. This information is not intended to be a substitute for specific individualized tax, legal or investment planning advice. Where specific advice is necessary or appropriate, Schwab recommends consultation with a qualified tax advisor, CPA, Financial Planner or Investment Manager.

Exhibit 3

Copy of the Sisters Proposal



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

RECEIVED
DEC 0 6 2010
LEGAL DEPT.

December 2, 2010

James A. Skinner
Vice Chairman and Chief Executive Officer
McDonald's Corporation
One McDonald's Plaza
Oak Brook, IL 60523

Dear Mr. Skinner:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in McDonald's Corporation for many years. As responsible shareholders, we seek to achieve social as well as financial returns on our portfolio.

We recognize the efforts our company has made in addressing the issue of childhood obesity and resulting diet-related diseases. However, the staggering statistic from the Center for Disease Control stating that 19.6% of American children ages 6 to 11, and 18.1% of adolescents 12 to 19 are obese drives our continued concern. We ask that our company look deeply into its role in this national and even worldwide crisis.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder resolution, "Risk Evaluation: Childhood Obesity". I submit it for inclusion in the 2011 proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual stockholders meeting to move the resolution as required by SEC rules. We hope that the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: tmccaney@osfphila.org or 610-558-7764.

As verification that we are beneficial owners of common stock in McDonald's, I enclose a letter from Northern Trust Company, our portfolio custodian/Record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the date of the 2011 annual meeting.

Respectfully Yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

Risk Evaluation: Childhood Obesity
2011 – McDonald's Corp.

WHEREAS, the contribution of the fast food industry to the global epidemic of childhood obesity and to diet-related diseases, such as diabetes, cancer and cardiovascular disease, have become a major public issue:

* The Centers for Disease Control claims that 1 in 3 US children born in the year 2000 will be diagnosed with type 2 diabetes as a result of childhood obesity.
* In 2005, the National Academies Institute of Medicine (IOM) conducted a study concluding that fast food marketing influences children's food preferences, diets and health in the US.
* In a 2009 follow-up report, the IOM recommended that local governments take such actions as adopting zoning policies that restrict fast food establishments near schools and playgrounds, and implementing zoning to limit the density of fast food restaurants in residential communities.
* A 2010 study published by the National Bureau of Economic Research found the annual estimated cost of treating obesity is $168 billion; 16.5 percent of the country's total medical care costs.

Growing public concerns have spurred action by public policy makers:

* The World Health Organization developed recommendations regarding marketing of unhealthy foods to children that urges governments to enact policies to reduce the impact of food marketing on children.
* In 2005, Congress subpoenaed 44 food companies, including our company, to submit data to the Federal Trade Commission regarding the extent and expenditures of their marketing. The FTC is currently planning a follow-up report.
* In November 2009, a bill, "The Healthy Kids Act", was introduced in Congress with the intent of curbing childhood obesity. The bill seeks to give the FTC and relevant federal agencies regulatory authority over food marketing.
* On April 27, 2010, Santa Clara County Board of Supervisors approved an ordinance that banned toys and other promotions that come with children's meals that exceed set levels of calories, fat, salt, and sugar. A similar measure was adopted by the San Francisco Board of Supervisors in November 2010.
* The Affordable Care Act, signed into law on March 23, 2010, included federal menu-labeling legislation requiring the posting of calories on fast food menu boards.

In November 2009, the Center for Science in the Public Interest released a report demonstrating that 88 percent of the products that our company had deemed appropriate to market to children under the industry's voluntary marketing initiative, the Children's Food and Beverage Advertising Initiative, met no third-party nutrition standard.

RESOLVED: Shareholders ask the Board of Directors to issue a report, at reasonable expense and excluding proprietary information, within six months of the 2011 annual meeting, assessing the company's policy responses to public concerns regarding linkages of fast food to childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of McDonalds Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

THE
OF

609

FROM: SIS OF ST. FRANCIS
CARR: OTHR
TRK#: P70100780000208573493
RCVD: 12/06/2010 11:08

TO: SKINNER JIM
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DEPT 0010
PCS: 1



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02 1M
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SKINNER JIM

d Chief Executive Officer
poration
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